December 9, 2022

VIA EDGAR

Cara Wirth, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: EPWK Holdings Ltd.

Amendment No. 2 to the Draft Registration Statement on Form F-1

Submitted November 14, 2022

CIK No. 0001900720

Dear Ms. Wirth

On behalf of our client, EPWK Holdings Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 30, 2022, relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No.1”). The Company is concurrently submitting the Amended Draft Registration Statement No. 3 on Form F-1 (“the “Amended Draft Registration Statement No. 3” or “Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Draft Registration Statement No. 2), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement No. 3.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 14, 2022

Permission Required from the PRC Authorities to Operate the VIE or Offer Our Class A

Ordinary Shares to Foreign Investors, page 10

1.	We note your amended disclosure in response to comment 7 and reissue it in part. You state that "we are currently not required to obtain permission from any of the PRC authorities to issue our Class A Ordinary Shares to foreign investors" and that "except for the general permissions and approvals required for PRC companies to operate their businesses, we are not required to obtain additional permissions or approvals from the PRC authorities, including CSRC or CAC, to operate the VIE through contractual arrangements." Please revise to disclose the nature of the "general permissions approvals required for PRC companies to operate their businesses." Also disclose each permission or approval that your subsidiaries and the VIE are required to obtain from Chinese authorities to operate their business and offer the securities being registered to foreign investors. State whether your subsidiaries are covered by permissions requirements from the CSRC or the CAC, or any other governmental agency that is required to approve your, your subsidiaries' or the VIE’s operations. State affirmatively whether you, your subsidiaries and the VIE have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the permissions and approvals are issued by the PRC government, which allow the Company, its subsidiaries, and the VIE to engage in their respective business activities in China as disclosed in the Draft Registration Statement. The Company further advises the Staff that it has passed the CAC’s cybersecurity review for this offering, and it is in its PRC counsel’s opinion that no other permissions or approvals from Chinese authorities are required for the Company, its subsidiaries, or the VIE to operate their business and offer the securities being registered to foreign investors. The Company, its subsidiaries, and the VIE have received all requisite permissions or approvals from the PRC government, and no permissions or approvals have ever been denied.

Selected Condensed Consolidating Financial Statements of the Parent, Subsidiaries, VIE and its Subsidiaries

Selected Condensed Consolidating Statement of Operations, page 23

2.	We note you present here two statements of operations for the year ended June 30, 2022. It appears only one is needed. Please revise as appropriate or advise.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has removed the duplicate statements of operations from the Draft Registration.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit, page 82

3.	The table you refer to in this section is missing. Please revise accordingly.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the table has been added to the Draft Registration Statement.

Consolidated Balance Sheets, page F-3

4.	We note your disclosure that “EPWK has not declared or paid dividends in the past, nor were any dividends or distributions made by a subsidiary to the Cayman Islands holding company.” Please expand this disclosure to include transfers, as opposed to only dividends and distributions. Also revise to state whether any transfers, dividends or distributions have been made between the holding company and the VIE or investors, as well as between the subsidiaries and the VIE or investors.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has disclosed the reason for the decrease in Note 15 on Page F-29 in the Draft Registration Statement.

The decrease in "Right-of-use assets" and the related "Lease payable-non-current" resulted from the disposal of Zhongchuang Coffee Co., Ltd. (“Zhongchuang Coffee”), which had composed one of the four entities operating in the shared office rental segment. Zhongchuang Coffee was sold in the same period in which it was classified as held for sale. The disposal was aimed at optimizing the use of resources in the rental business segment during the pandemic.

The loss incurred by Zhongchuang Coffee during FY2022 before the transfer of ownership was $30,966 and the disposal did not represent a strategic shift that has a major effect on the Company’s operation.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

(o) Cost of revenue, page F-18

5.	Refer to your response to comment 16. It appears to contain information meaningful to investors in discerning how platform costs contribute to your cost of revenue rather than research and development expenses. Please consider including it in this note.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has included the information in Note 2(o) on Page F-18 in the Draft Registration Statement accordingly.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Guohua Huang, EPWK Holdings Ltd., Chief Executive Officer